UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PHOTOWORKS, INC.

(Name of Subject Company)

PHOTOWORKS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

71940B 20 8

(CUSIP Number of Common Stock)

Andrew L. Wood

President and Chief Executive Officer

PhotoWorks, Inc.

71 Columbia Street, #200

Seattle, Washington 98104

(206) 281-1390

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David R. Wilson

Heller Ehrman LLP

701 Fifth Avenue, Suite 6100

Seattle, Washington 98104

Telephone: (206) 447-0900

Facsimile: (206) 447-0849

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is PhotoWorks, Inc., a Washington corporation (“PhotoWorks” or the “Company”), and the address of the principal executive offices of the Company is 71 Columbia Street, #200, Seattle, Washington 98104. The telephone number of the principal executive offices of the Company is (206) 281-1390.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of December 4, 2007, there were 39,447,073 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Photo Merger Corp., a Washington corporation (“Offeror”) and a wholly owned subsidiary of AG.com, Inc., a Delaware corporation (“AG”), which is an indirect, wholly owned subsidiary of American Greetings Corporation, an Ohio corporation (“American Greetings Corporation”), to purchase all of the outstanding Shares at a purchase price of 59.5 cents per Share, net to sellers in cash (such amount per Share paid pursuant to the Offer (as hereinafter defined), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by American Greetings Corporation with the Securities and Exchange Commission (the “SEC”) on December 13, 2007. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 28, 2007, by and among AG, Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Washington Business Corporation Act (the “WBCA”), Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a direct wholly owned subsidiary of AG. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by AG, Offeror or the Company or any direct or indirect wholly owned subsidiary of AG, Offeror or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any shareholder who is entitled to exercise and properly exercises dissenters’ rights pursuant to, and who complies in all respects with the provisions of Chapter 23B.13 of the WBCA) will be converted into the right to receive the Offer Price from the Offeror (or any such higher price per Share as may be paid in the Offer) (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

AG has formed Offeror in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of AG and Offeror are located at One American Road, Cleveland, Ohio 44144-2398.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”) and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on January 11, 2007, as incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) American Greetings Corporation, Offeror or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with AG’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after the first time at which the Offeror accepts for payment Shares pursuant to the Offer (the “Acceptance Time”) satisfying the Minimum Condition (as defined in the Merger Agreement).

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s shareholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Employment Agreements

Mr. Andrew L. Wood became the Company’s President and Chief Executive Officer on August 16, 2006. Pursuant to an employment agreement with the Company, Mr. Wood receives a base salary of $250,000 per year. Mr. Wood also received a grant of options to purchase 500,000 Shares. The options vest over four years, with 25% vested immediately and the remainder vesting ratably on a monthly basis over the following four years. The exercise price is $.60 per share, which was the fair market value of the Company’s common stock on August 16, 2006, the date of grant. The term of the options is five years. In addition, the Company will pay Mr. Wood an annual bonus up to 50% of his base salary based on meeting mutually agreed objectives tied to Company revenue growth and earnings. In connection with Mr. Woods’ relocation to the Seattle area, the Company agreed to reimburse him for his accommodation costs in the Seattle area for a period of six months for a furnished one bedroom apartment or studio. This arrangement has been extended through April 2008. Upon termination of Mr. Wood’s employment by the Company other than for cause or his resignation for good reason, he will be entitled to six months’ base salary as a severance payment. In order to receive the post-termination payments and/or benefits described above, Mr. Wood is required to sign a release of claims in favor of the Company. On November 27, 2007, the Company’s Board of Directors also awarded Mr. Wood, a cash bonus payment of $125,000, payable upon closing of the transactions contemplated by the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to Mr. Wood’s employment agreement, a copy of which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Acceleration of Stock Options

Pursuant to the Merger Agreement and the Company’s Amended and Restated 2005 Equity Incentive Plan (the “Stock Option Plan”), all outstanding stock options of the Company (“Company Stock Options”), whether vested or unvested, that are outstanding immediately prior to the Effective Time shall become fully vested and each such Company Stock Option will be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with the Merger Agreement with respect to such payment) determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option.

The foregoing summary regarding Company Stock Options is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Management” in the Information Statement.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s executive officers pursuant to the cash-out of Company Stock Options, the payment of bonuses and the purchase of Shares owned by such officers pursuant to the Offer. The table below also sets forth the amounts payable to Mr. Wood if he is terminated without cause or resigns for good reason (with “cause” and “good reason” defined in his employment agreement).

Payments Pursuant to Merger Agreement

	Cash-Out of Company Stock Options (1)		Bonus	Purchase of Shares	Total	Received Pursuant to Termination of Employment without Cause or Resignation for Good Reason (2)
Executive Officers	Previously Vested Options	Accelerated Options				Cash Severance	Other Benefits
Andrew L. Wood	$18,417	$103,958	$125,000	—	$247,375	$125,0000	$—
David Douglass	$—	$—	$—	—	$—	$—	$—
Daniel Zimmerman	$6,496	$24,252	$5,723	$18,514	$54,985	$—	$—

(1)	Pursuant to the Merger Agreement, all Company Stock Options outstanding will, at the time the Merger is consummated, become fully vested, and each Company Stock Option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration (59.5 cents for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of September 30, 2007.

(2)	Represents payments of salary equal to the amount that would be payable under Mr. Woods’ employment agreement in the case of a termination without cause or a resignation for good reason.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s non-employee directors pursuant to the cash-out of such directors’ Company Stock Options and the purchase of Shares owned by such directors pursuant to the Offer.

	Cash-Out of Company Stock Options (1)		Purchase of Shares	Total
Non-Employee Directors (2)	Previously Vested	Accelerated Options
Edward Holl	$2,756	$11,944	$108,410	$123,110
Paul B. Goodrich	$—	$—	$—	$—
Mark Kalow	$3,369	$11,331	$—	$14,700
Joseph Waechter	$11,229	$37,771	$—	$49,000

(1)	Pursuant to the Merger Agreement, all Company Stock Options will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration (59.5 cents for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of September 30, 2007.

(2)	This table takes into account Company Stock Options and Shares held individually by the above-named non-employee directors, but, other than the foregoing, does not take into account shares otherwise beneficially owned by such directors. For further information on the beneficial ownership of such non-employee directors, please see the sections titled “Voting Securities and Principal Holders” and “Current Directors and Executive Officers of the Company; Security Ownership of Management” in the Information Statement.

Indemnification of Executive Officers and Directors

Section 23B.08.560 of the WBCA provides that if authorized by (i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a corporation will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitation on indemnification contained in Sections 23B.08.510 through 23B.08.550 of the WBCA, provided that no such indemnity shall indemnify any director (i) for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) for conduct violating Section 23B.08.310 of the WBCA, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Section 23B.08.320 of the WBCA authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving (i) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) conduct violating Section 23B.08.310 of the WBCA, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Pursuant to the Company’s Amended and Restated Articles of Incorporation and Bylaws, the Company must, subject to certain exceptions, indemnify and defend its directors against any expense, liability or loss arising from or in connection with any actual or threatened action, suit or proceeding relating to service for or at the request of the Company, including without limitation, liability under the Securities Act of 1933, as amended (the “Securities Act”). The Company is not permitted to indemnify a director from or on account of acts or omissions of such director which are finally adjudged to be intentional misconduct, or from or on account of conduct in violation of RCW 23B.08.310, or a knowing violation of the law from or on account of any transaction with respect to which it is finally adjudged that such director received a benefit in money, property or services to which he or she was not entitled. If the WBCA is amended to authorize further indemnification of directors, then the Company’s directors shall be indemnified to the fullest extent permitted by the WBCA, as so amended. Also, the Company may, by action of the Company Board, provide indemnification and pay expenses to officers, employees and agents of the Company or another corporation, partnership, joint venture, trust or other enterprise with the same scope and effect as above described in relation to directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the provisions described above, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company has entered into indemnification agreements with its directors. The indemnification agreements provide the Company’s directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

Pursuant to the Merger Agreement, AG has agreed to (i) during the six-year period beginning as of the Effective Date, cause (including providing adequate funding) the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company’s Articles of Incorporation and the Company’s Bylaws in effect on the date of the Merger Agreement, and (ii) use its reasonable efforts to cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Time the Company’s current policy of director’s and officer’s insurance with respect to matters occurring prior to the Effective Time; provided, that the Surviving Corporation may substitute policies containing terms and conditions which are no less advantageous to covered officers and directors; and, AG or the Surviving Corporation will not be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement.

The foregoing summary of the indemnification of executive officers and directors and Directors’ and Officers’ Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Offeror and AG.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights between the Company, AG and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or American Greetings Corporation in the Company’s or American Greetings Corporation’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or AG. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders.

Mutual Confidentiality Agreement

On August 14, 2007, the Company and American Greetings Corporation entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the Company and American Greetings Corporation agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between American Greetings Corporation and the Company. The foregoing summary is qualified in entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (e)(2) hereto and is incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the acceptance of any Shares for payment by AG, Offeror or any of their affiliates pursuant to the Offer, and from time to time thereafter and subject to certain requirements discussed in this paragraph below, AG is entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on the PhotoWorks board of directors as will give Offeror representation on the PhotoWorks board of directors equal to the product of the total number of directors on the PhotoWorks board of directors (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by AG, Offeror or its affiliates bears to the total number of Shares then outstanding. PhotoWorks will use its reasonable best efforts to, upon AG’s request, promptly, at AG’s election, either increase the size of the PhotoWorks board of directors or seek and accept the resignation of such number of directors as is necessary to enable AG’s designees to be so elected. Subject to certain requirements discussed in this paragraph below, PhotoWorks will, at such times, cause individuals designated by AG to constitute the same percentage of each committee of the PhotoWorks board of directors as AG’s designees represent on the PhotoWorks board of directors. Notwithstanding anything to the contrary in the Merger Agreement, at least one member of the PhotoWorks board of directors on the date of the Merger Agreement shall be entitled to remain of the PhotoWorks board of directors until the time the Effective Time. Prior to the Effective Time, any termination of the Merger Agreement by mutual consent must be approved in writing by AG and a majority of the members of the PhotoWorks board of directors not appointed by AG pursuant to the Merger Agreement as described above.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Tender Agreements

Concurrently with the execution of the Merger Agreement, certain Company shareholders (the “Tender Agreement Shareholders”) affiliated with Company directors Paul Goodrich, Edward Holl and Joseph Waechter entered into Share Tender Agreements with AG, the Offeror and the Company (the “Tender Agreements”). Pursuant to the Tender Agreements, the Tender Agreement Shareholders have agreed to tender in the Offer all Shares beneficially owned by them no later than ten business days after commencement of the Offer. The Tender Agreements will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

The Shares currently owned by the Tender Agreement Shareholders, exclusive of options and warrants, represent in the aggregate approximately 44.9% of the currently outstanding Shares. The foregoing summary is qualified in its entirety by reference to the Tender Agreements, copies of which are filed herewith as Exhibits (e)(4) to (e)(11) and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation Recommendation.

At a meeting of the Company’s Board of Directors held on November 27, 2007, the Company Board unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that the Company’s shareholders tender their Shares in the Offer and adopt the Merger Agreement.

The Company Board recommends that the Company’s shareholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, adopt the Merger Agreement.

A copy of the letter to the Company’s shareholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer.

The Company’s management has periodically explored and assessed, and discussed with the Company Board, strategic alternatives for the Company. These alternatives included opportunities to merge or combine the Company’s operations with other companies; however, the Company has not conducted specific discussions with respect to a merger or combination with any party other than AG.

On July 24, 2007, Andrew L. Wood, the Company’s chief executive officer, received an email from Josef Mandelbaum, AG’s president and chief executive officer, in which Mr. Mandelbaum expressed an interest to learn more about PhotoWorks’ business. In an email to Mr. Wood, Mr. Mandelbaum proposed a meeting with Mr. Wood to discuss AG’s interest in PhotoWorks.

On August 2, 2007, Mr. Wood and David Douglass, the Company’s chief financial officer, met with Josef Mandelbaum, AG’s president and chief executive officer, at PhotoWorks’ Seattle offices. Mr. Mandelbaum explored with the PhotoWorks executives the possibility of a business combination between PhotoWorks and AG. Mr. Wood indicated that he would need to consult with the Company’s Board of Directors, but the parties had preliminary, high level discussions about their respective businesses. No terms of a transaction were discussed.

On August 6, 2007, Mr. Wood confirmed to Mr. Mandelbaum that the Company’s Board of Directors was supportive of exploring a potential combination of PhotoWorks and AG.

On August 14, 2007, American Greetings Corporation and PhotoWorks entered into a confidentiality agreement to facilitate the exchange of due diligence materials between management representatives and legal counsel of the two companies. Between August 14, 2007 and August 28, 2007, PhotoWorks and AG had ongoing due diligence-related discussions. Beginning on September 5, 2007, PhotoWorks made due diligence materials available to AG through an electronic data room. Representatives of AG and American Greetings Corporation promptly commenced due diligence.

On August 29, 2007, Michael Waxman-Lenz, treasurer of AG, and Sally Babcock of AG, met with Joseph Waechter, Chairman of the Company Board, in San Francisco. At the meeting Mr. Waechter explained that the Company’s Board of Directors was generally supportive of a transaction with AG, but he made it clear they expected a price significantly greater than PhotoWorks’ market capitalization at the time, which was approximately $11 million. Mr. Waxman-Lenz responded that AG had not completed enough of its due diligence to propose a firm price, but replied that Mr. Waechter’s expectations were not consistent with AG’s initial valuation expectations based on PhotoWorks’ public filings.

On September 5, 2007 and September 6, 2007, Mr. Waxman-Lenz, Ms. Babcock and several other AG representatives met with various members of PhotoWorks’ management in Seattle to learn more about PhotoWorks’ organizational structure and personnel, operating and marketing strategies, customer base metrics, information technology platform and financial performance.

On October 2, 2007, at a meeting in San Francisco with Mr. Waechter, Mr. Mandelbaum indicated that he believed that a combination of PhotoWorks and AG would be beneficial for the shareholders of both companies and that a possible range of value that AG would be willing to pay for PhotoWorks was between $20 and 25 million subject to further due diligence. Mr. Waechter agreed in concept that a combination made sense for both companies but was not willing to consider a transaction unless it was at least between $35 and $40 million in the aggregate. Mr. Waechter and Mr. Mandelbaum agreed to talk again in the next few days to determine if they could find a middle ground that would work for both companies.

On October 8, 2007, Mr. Waechter sent an email to the Company’s Board of Directors, updating them on the status of negotiations with AG.

On October 12, 2007, Mr. Mandelbaum called Mr. Waechter and outlined AG’s proposal for a definitive transaction. Mr. Mandelbaum advised Mr. Waechter that AG was willing to proceed with either a $25 million aggregate transaction price with no post-closing indemnification rights for breaches of PhotoWorks’ representations and warranties, either through a cash merger or a cash tender offer, or a $25 million purchase price at closing, with an additional $5 million held in escrow for two to three years as security for indemnification claims. Mr. Waechter indicated that he could support a transaction with a $30 million aggregate purchase price, and a $5 million escrow. Mr. Mandelbaum indicated that American Greetings Corporation and its outside counsel, Baker & Hostetler LLP (“Baker”), would prepare a first draft of the merger agreement.

On October 15, 2007 and October 16, 2007, Rajiv Jain of AG met with Dan Zimmerman, PhotoWorks’ Vice President of Engineering, to confirm his understanding of PhotoWorks’ information technology platform as described in documents provided in response to AG’s due diligence request.

At the invitation of AG, on October 17, 2007, Mr. Wood met with various members of AG’s management at AG’s headquarters in Cleveland for the purpose of getting to know more about AG and its senior executives.

On October 25, 2007, during its regularly scheduled meeting, the Company Board discussed the Company’s current operations, financial condition, strategic position, product cycle, and competitors. In addition, the Company Board discussed the relative merits of remaining independent versus combining with a strategic partner. The Company Board also discussed the potential detriment to the Company’s operations and customer base that might result from having competitors and customers learn that the Company was interested in being acquired. The Company Board decided that if an appropriate transaction could be negotiated and consummated with American Greetings Corporation, it would be in the best interests of the Company and its shareholders to proceed with a transaction without seeking other potential bidders. If an appropriate transaction with American Greetings Corporation could not be arranged, the Company Board determined that the appropriate course of action for the Company would be to remain independent for the immediate future. Following these discussions, the Company Board authorized management to continue discussions with American Greetings Corporation regarding the terms of a possible acquisition.

On November 2, 2007, AG distributed a first draft of a merger agreement to PhotoWorks. The draft agreement provided for an acquisition of PhotoWorks by American Greetings Corporation through a merger of an American Greetings Corporation subsidiary with and into PhotoWorks. In the merger, the PhotoWorks shareholders would receive an aggregate cash payment at closing of $25 million (less closing date indebtedness of PhotoWorks and any closing date working capital deficiencies of PhotoWorks), and an additional $5 million would be placed in escrow to secure post-closing indemnification claims. The draft merger agreement contemplated that certain PhotoWorks shareholders would be required to enter into voting agreements at the time the merger agreement was signed, pursuant to which they would agree to vote in favor of the merger.

On November 5, 2007, Mr. Wood, Mr. Douglass, Mr. Waechter and members of Heller Ehrman LLP (“Heller”), outside counsel to PhotoWorks, had a teleconference to review the draft merger agreement and to discuss outstanding material issues, including the proposed structure of the transaction.

On November 6, 2007, Mr. Mandelbaum met with Mr. Wood and Mr. Douglass at PhotoWorks’ headquarters to discuss certain terms included in the draft merger agreement. Mr. Wood and Mr. Douglass commented that the structure of the transaction, driven by the need for post-closing indemnification and an escrow, was complicated and that the shareholder meeting required because of the cash merger meant the deal would take too long to close. Accordingly, they proposed that the transaction be structured as a cash tender offer without post-closing indemnification or an escrow. Mr. Mandelbaum responded that AG would be willing to consider simplifying the transaction, but that the aggregate purchase price would need to be reduced to $25 million to compensate for the additional risk, lack of an escrow, and the additional cost of a cash tender offer.

Mr. Wood responded that $25 million was inadequate and proposed an aggregate purchase price of $27.5 million. Mr. Mandelbaum replied that $27.5 million would not be acceptable. They each agreed to discuss the price with their respective colleagues and boards of directors.

On November 7, 2007, members of American Greetings Corporation and PhotoWorks management met with each other and their respective counsel to discuss the purchase price negotiations. On the evening of November 7, 2007, Mr. Mandelbaum called Mr. Waechter, and they agreed upon a $26.5 million aggregate purchase price, with the transaction to be structured as a cash tender offer without post-closing indemnification or an escrow.

On November 9, 2007, the Company Board held a special telephonic meeting, at which the Company’s management was present. The Company Board discussed the current status of the negotiations and expressed its continuing support for the transaction.

On the morning of November 13, 2007, Baker distributed a revised merger agreement draft reflecting a cash tender offer and incorporating comments received from PhotoWorks and its outside counsel, Heller. AG’s condition that certain shareholders deliver voting agreements was revised to require delivery by such shareholders of a share tender agreement, pursuant to which they would agree to tender their shares in the proposed tender offer and vote in favor of the second-step merger, if necessary.

On November 13, 2007, Mr. Wood and Mr. Douglass spoke with members of Newforth Partners LLC (“Newforth”), which the Company retained to act as its financial advisor in connection with the possible sale transaction. The Company’s management and Newforth discussed the Company and its future prospects if it did not proceed with an acquisition at this time.

On the afternoon of November 13, 2007, Mr. Mandelbaum, Mr. Waxman-Lenz, Mr. Waechter, Mr. Wood and Mr. Douglass, as well as members of Baker and Heller, had a telephonic conference call to review the revised agreement and to discuss outstanding material issues. During this call, the parties agreed that the $26.5 million aggregate purchase price represented 59.5 cents per PhotoWorks share and further agreed that PhotoWorks would pay AG a termination fee of $1 million in the event the Merger Agreement was terminated for certain specified reasons.

From November 9, 2007 to November 25, 2007, PhotoWorks continued to provide information to AG, and AG continued to perform due diligence, including in-person and telephone conversations with members of PhotoWorks’ management and PhotoWorks’ current and former auditors. On November 15, 2007, Heller distributed to Baker a first draft of the disclosure schedule. From November 13, 2007 until November 28, 2007, the parties and their respective counsel, through various emails and telephone conversations, negotiated the final version of the merger agreement, disclosure schedule and ancillary documents, including the form of share tender agreement.

On November 18, 2007, Mr. Wood, Mr. Waechter, Mr. Douglass and a Heller representative had a telephone conference to discuss the status of the transaction and the potential timing of a meeting of the Company’s Board of Directors to approve the transaction, which the Company Board tentatively scheduled for November 21, 2007.

On November 19, 2007, Mr. Waechter and Mr. Mandelbaum had a telephone conference to discuss outstanding issues. Mr. Mandelbaum indicated that AG was continuing to conduct its due diligence process. In response to this, the Company Board postponed the meeting scheduled for November 21, 2007 and tentatively rescheduled the meeting of the Company Board for November, 27, 2007.

On November 20, 2007, Mr. Waechter and Mr. Mandelbaum had a telephone conference to further discuss outstanding issues, including the timing of the transaction.

A special meeting of the Company Board was held telephonically the morning of November 27, 2007 to discuss the proposed terms of the transaction. The Company’s management, legal advisors and a representative of Newforth participated in the meeting. In advance of this telephonic meeting, a revised draft of the Merger Agreement and related materials were circulated to the Company Board. The Company Board also engaged in a review with Heller of the key provisions of the Merger Agreement. The Company reviewed the opinion of Newforth to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the 59.5 cents per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Shares was fair, from a financial point of view, to such holders. The Company Board reviewed with Heller the Company Board’s fiduciary duties in a sale transaction. On the basis of the Company’s activities to date and, after extensive discussion, the Company Board determined that the price then being proposed by AG for each Share was the best per share price then obtainable. The Company then unanimously approved the transaction, including the Offer and the Merger.

On November 27, 2007, Mr. Wood called Mr. Mandelbaum to inform him that the Company Board unanimously approved the transaction, including the Offer and the Merger, and that the parties should proceed to a signing. On November 27 and 28, 2007, the parties and their respective counsel finalized the merger agreement, the disclosure schedule and various other documents related to the transaction.

Following the close of the market on November 28, 2007, AG, Offeror and PhotoWorks executed the Merger Agreement, and AG, Offeror, PhotoWorks and the PhotoWorks shareholders a party to the Tender Agreements executed the Tender Agreements, at which time those agreements became binding on the parties. Immediately thereafter, American Greetings Corporation and PhotoWorks issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of PhotoWorks by American Greetings Corporation.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel and financial advisor and, in reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including the following:

•

The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash. These risks and uncertainties included risks relating to the Company’s effectiveness at managing and raising sufficient financial resources, the Company’s need for an additional capital infusion by the end of January 2008, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•

Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives.

•

Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the historical market prices of the Shares. In light of the Company’s activities to date (including, without limitation, overtures made to selected third parties in advance of the execution of the Merger Agreement), the Company Board determined that the Offer Price and

Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s shareholders. In making that determination, the Company considered that the Offer Price and Merger Consideration, respectively, represents a premium of approximately:

(i) 129% over $0.26, the last quoted sale price of the Shares on the OTCBB on November 28, 2007, the last trading day prior to the execution of the Merger Agreement;

(ii) 98% over $0.30, the last quoted sale price of the Shares on the OTCBB on November 20, 2007, one week prior to the last trading day prior to the execution of the Merger Agreement;

(iii) 138% over $0.25, the last quoted sale price of the Shares on the OTCBB on October 26, 2007, one month prior to the last trading day prior to the execution of the Merger Agreement; and

(iv) 115% over $0.276, the 90 trading day average of the Shares on the OTCBB as of the last trading day prior to the execution of the Merger Agreement.

•

Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•

Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company Board considered that the termination fee of $1,000,000 was equal to approximately 3.8% of the Company’s equity value of the transaction, which the Company Board believed to be a reasonable fee to be paid to AG should a superior offer be accepted by the Company and not a fee that would deter superior offers.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Offeror to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on AG’s ability to secure financing.

•

Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•

Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow shareholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which shareholders would receive the same consideration as received by shareholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•

Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Newforth, dated November 27, 2007, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the 59.5 cents per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than AG, Offeror and their respective affiliates). The full text of Newforth’s written opinion, dated November 27, 2007, is attached hereto as Annex II. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Newforth’s opinion was provided for the information of the Company Board in connection with, and for the purpose of, its evaluation of the 59.5 cents per Share cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger. The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any shareholder as to whether to tender Shares in the Offer or how to vote or act with respect to the Merger.

•

Dissenters’ rights. The Company Board considered the availability of dissenters’ rights with respect to the Merger for the Company’s shareholders who properly exercise their rights under Washington law, which would give such shareholders the ability to seek and be paid a judicially determined “fair value” for their Shares upon the completion of the Merger.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•

Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids, and requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $1,000,000 under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Failure to Close. The Company Board considered that the conditions to AG’s and Offeror’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors and employees and that the trading price of the Shares could be adversely affected. The Company Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•

Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Company Board also considered the effect of these matters on AG and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect AG’s willingness to consummate the transactions contemplated by the Merger Agreement.

•

Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of AG. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•

Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company shareholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired American Greetings Corporation’s common shares.

•	Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company shareholders for U.S. federal income tax purposes.

•

Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company shareholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Newforth to render an opinion to the Company’s Board of Directors as to the fairness of the Merger to the Company’s shareholders from a financial point of view. Under the terms of Newforth’s engagement, the Company has agreed to pay Newforth an aggregate fee of approximately $60,000 in connection with retaining Newforth and the delivery of its opinion. In addition, the Company has agreed to reimburse Newforth for its reasonable expenses, including out-of-pocket expenses (e.g. travel and production) and third-party professional fees, and to indemnify Newforth and related parties against certain liabilities relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s shareholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by AG, pursuant to the Merger Agreement, of certain persons to the Company Board other than at a meeting of the Company’s shareholders and is incorporated herein by reference.

(b) Dissenters’ rights.

No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, the PhotoWorks shareholders that have not tendered their Shares will have certain rights under Section 23B.13 of the WBCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. PhotoWorks shareholders that perfect these rights by complying with the procedures set forth in Section 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any PhotoWorks shareholder who demands appraisal under Section 23B.13 fails to perfect, or effectively withdraws or loses his or her right to dissent as provided in the WBCA, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by PhotoWorks shareholders desiring to exercise any available dissenters’ rights.

The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCA. Failure to follow the steps required by the WBCA for perfecting dissenters’ rights may result in the loss of such rights. PhotoWorks shareholders who tender shares in the Offer will not have dissenters’ rights.

(c) State Takeover Laws.

PhotoWorks is incorporated in Washington and is subject to Chapter 23B.19 of the WBCA. In general, Chapter 23B.19 of the WBCA prevents an “acquiring person” (defined generally as a person with 10% or more of a corporation’s outstanding voting stock) of a Washington corporation from engaging in a “significant business transaction” (defined as a variety of transactions, including mergers) with a such corporation for a period of five years following the date such person became an acquiring person unless (i) certain conditions specified in Chapter 23B.19 are met or (ii) before such person became an acquiring person, the board of directors of the corporation approved the transaction. The Company Board approved for purposes of Chapter 23B.19 of the WBCA the entering into by Offeror, AG and PhotoWorks of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Chapter 23B.19 of the WBCA, with respect to PhotoWorks, will not be applicable to AG and Offeror by virtue of such actions.

(d) Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for AG’s or Offeror’s acquisition or ownership of the Shares.

(e) Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the WBCA. Under Chapter 23B.11 of the WBCA, if Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders. If Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing at least two-thirds of the outstanding Shares will be required under the WBCA to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Offeror pursuant to the Offer, Offeror will own a number of Shares representing at least two-thirds of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other shareholder of the Company. The Company has granted an option to Offeror to purchase Shares if, after the exercise of the option, Offeror would hold enough shares to effect a short form merger pursuant to Chapter 23B.11. See the description of the option in paragraph (f) below.

(f) Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted the Offeror an assignable and irrevocable option, to purchase, at a per share price equal to the Offer Price, that number of newly-issued Shares that is equal to one Share more than the number of Shares needed to give the Offeror ownership of 90% of the outstanding Shares on a fully diluted basis (after giving effect to the issuance of any such option Shares). This “top-up” option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by AG or Offeror as a result of which AG and Offeror own beneficially at least 80% of the outstanding Shares. The Offeror may pay the exercise price for the “top-up option”, at its election, either in cash or by delivering to the Company a promissory note having a principal amount equal to the exercise price (or by a combination of these methods). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(g) Section 14(f) Information Statement.

The Merger Agreement provides that, promptly after such time as Offeror accepts for payment Shares pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, AG shall be entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Company Board as will give Offeror representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors elected pursuant to this provision) and the percentage that the number of Shares beneficially owned by AG, Offeror or its affiliates bears to the total number of Shares then outstanding, and PhotoWorks shall use reasonable best efforts to, upon AG’s request, promptly, at AG’s election, either increase the size of the Company Board or seek and accept the resignation of such number of directors as is necessary to enable AG’s designees to be elected to the Company Board and to cause AG’s designees to be so elected. At such times, PhotoWorks will cause individuals designated by AG to constitute such number of members of each committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board. At least one member of the Company Board as of November 28, 2007 shall be entitled to remain on the Company Board until the Effective Time. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by AG, pursuant to the Merger Agreement, to a majority of the seats on the Company Board, other than at a meeting of the Company’s shareholders.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)	Letter to Shareholders of the Company, dated December 13, 2007, from Andrew L. Wood, President and Chief Executive Officer of the Company.

(a)(1)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)	Offer to Purchase, dated December 13, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by American Greetings Corporation with the Securities and Exchange Commission on December 13, 2007).

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by American Greetings Corporation with the Securities and Exchange Commission on December 13, 2007).

(a)(4)	Opinion of Newforth Partners LLC, dated November 27, 2007 (included as Annex II to this Schedule 14D-9).

(a)(5)	Joint Press Release issued by the Company and American Greetings Corporation, dated November 28, 2007 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 28, 2007).

(a)(6)	Form of Summary Advertisement as published in Investor’s Business Daily (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by American Greetings Corporation with the Securities and Exchange Commission on December 13, 2007).

(a)(7)	Letter from the Chief Executive Officer of PhotoWorks distributed to PhotoWorks employees on November 28, 2007 (incorporated by reference to the Schedule 14D-9C filed by the Company on November 28, 2007).

(e)(1)	Agreement and Plan of Merger, dated November 28, 2007, by and among Photo Merger Corp., AG.com, Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(2)	Confidentiality Agreement, dated as of August 14, 2007, by and between the Company and American Greetings Corporation (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by American Greetings Corporation with the Securities and Exchange Commission on December 13, 2007).

Exhibit No.	Description
(e)(3)	Employment Agreement with Andrew L. Wood dated August 16, 2006 (Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2006).

(e)(4)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Atlantic Limited Inc., in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(5)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Pacific LLC, in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(6)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and HZ Partners, FBO Edward Holl, in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(7)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Managing Director Fund, LLC, in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(8)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-A L.P., in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(9)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-B, L.P., in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(10)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Matinicus LP, in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

(e)(11)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Sunra Capital Holdings Ltd., in its capacity as shareholder of PhotoWorks (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2007).

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Newforth Partners LLC to the Board of Directors of PhotoWorks, Inc., dated November 27, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2007

PHOTOWORKS, INC.
By:	/s/ ANDREW L. WOOD
Andrew L. Wood
President and Chief Executive Officer

Annex I

PHOTOWORKS, INC.

71 COLUMBIA STREET, #200

SEATTLE, WASHINGTON 98104

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 13, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of PhotoWorks, Inc., a Washington corporation (“PhotoWorks” or the “Company”), with respect to the tender offer by Photo Merger Corp. (“Offeror”), a Washington corporation and a wholly owned subsidiary of AG.com, Inc., a Delaware corporation (“AG”), which is an indirect, wholly owned subsidiary of American Greetings Corporation, an Ohio corporation (“American Greetings Corporation”), to the holders of record of all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to PhotoWorks. You are receiving this Information Statement in connection with the possible election of persons designated by AG to a majority of the seats on the board of directors of the Company (the “Company Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of November 28, 2007 (the “Merger Agreement”), by and among AG, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on December 13, 2007 to purchase all outstanding Shares at a price of 59.5 cents per share, net to sellers in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m., New York City time, on January 14, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the PhotoWorks shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by American Greetings Corporation with the Securities and Exchange Commission (the “SEC”) on December 13, 2007.

The Merger Agreement provides that, promptly after such time as Offeror accepts for payment Shares pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, AG shall be entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Company Board as will give Offeror representation on the Company Board equal to the product of the number of directors on the Company Board (giving effect to any increase in the number of directors elected pursuant to this provision) and the percentage that the number of Shares beneficially owned by AG, Offeror or its affiliates bears to the total number of Shares then outstanding, and PhotoWorks shall use reasonable best efforts to, upon AG’s request, promptly, at AG’s election, either increase the size of the Company Board or seek and accept the resignation of such number of directors as is necessary to enable AG’s designees to be elected to the Company Board and to cause AG’s designees to be so elected. At such times, PhotoWorks will cause individuals designated by AG to constitute such number of members of each committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board. At least one member of the Company Board as of November 28, 2007 shall be entitled to remain on the Company Board until the effective time of the Merger (the “Effective Time”).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of AG’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning AG, Offeror and AG’s designees has been furnished to the Company by AG, and the Company assumes no responsibility for the accuracy or completeness of such information.

AG DESIGNEES

Name	Age	Principal Occupation and Employment History
John S. N. Charlton	62	Mr. Charlton is Senior Vice President, International of American Greetings Corporation. Mr. Charlton joined American Greetings Corporation in 1998 as Managing Director of UK Greetings Ltd. (a wholly owned subsidiary of American Greetings Corporation which owns certain of its operating subsidiaries in the United Kingdom) and became Senior Vice President, International of American Greetings Corporation in October 2000.

Joseph B. Cipollone	48	Mr. Cipollone is Vice President, Corporate Controller of American Greetings Corporation. Mr. Cipollone has held various positions with American Greetings Corporation since joining in 1991, including most recently Executive Director, International Finance from December 1997 until becoming Vice President and Corporate Controller in April 2001. Mr. Cipollone is also a Vice President of Offeror and AG.

Michael L. Goulder	48	Mr. Goulder is Senior Vice President and Executive Supply Chain Officer of American Greetings Corporation. Mr. Goulder was a Vice President in the management consulting firm of Booz Allen Hamilton from October 1998 until September 2002. He became a Senior Vice President of American Greetings Corporation in November 2002 and is currently the Senior Vice President, Executive Supply Chain Officer.

Thomas H. Johnston	60	Mr. Johnston is Senior Vice President, Creative/ Merchandising; President, Carlton Cards Retail of American Greetings Corporation. Mr. Johnston was Managing Director of Gruppo, Levey & Co., an investment banking firm focused on the direct marketing and specialty retail industries, from November 2001 until May 2004, when he became Senior Vice President and President of Carlton Cards Retail. Mr. Johnston became Senior Vice President, Creative and Merchandising in December 2004.

Catherine M. Kilbane	44	Ms. Kilbane is Senior Vice President, General Counsel and Secretary of American Greetings Corporation. Ms. Kilbane was a partner with the law firm of Baker & Hostetler LLP until becoming Senior Vice President, General Counsel and Secretary in October 2003. Ms. Kilbane is also the Secretary of Offeror and AG.

Josef Mandelbaum	41	Mr. Mandelbaum is CEO—AG Intellectual Properties of American Greetings Corporation. Mr. Mandelbaum has held various positions with American Greetings Corporation since joining in 1995, including most recently President and Chief Executive Officer of American Greetings Corporation’s subsidiary, AG Interactive, Inc. a position he has held since May 2000, and CEO—AG Intellectual Properties, a position he has held since February 2005, which consists of American Greetings Corporation’s AG Interactive, outbound licensing and entertainment businesses. Mr. Mandelbaum is also a director and the President and Chief Executive Officer of Offeror and AG.

Name	Age	Principal Occupation and Employment History
William R. Mason	63	Mr. Mason is Senior Vice President, Wal-Mart Team of American
Greetings Corporation. Mr. Mason has held various positions with
American Greetings Corporation since joining in 1970, including most recently Senior Vice President, General Sales Manager from
June 1991 until becoming Senior Vice President, Wal-Mart Team
		in September 2002.

Stephen J. Smith	44	Mr. Smith is Senior Vice President and Chief Financial Officer of American Greetings Corporation. Mr. Smith was Vice President and Treasurer of General Cable Corporation, a wire and cable company, from 1999 until 2002. He became Vice President, Treasurer and Investor Relations of American Greetings Corporation in April 2003, and became Senior Vice President and Chief Financial Officer in November 2006. Mr. Smith is also a Vice President of Offeror and AG.

Brian T. McGrath	56	Mr. McGrath is Senior Vice President, Human Resources of American Greetings Corporation. Mr. McGrath has held various positions with American Greetings Corporation since joining in 1989, including most recently Vice President, Human Resources, from November 1998 until July 2006, when he became Senior Vice President, Human Resources.

Douglas W. Rommel	51	Mr. Rommel is Vice President, Information Services of American Greetings Corporation. Mr. Rommel has held various positions with American Greetings Corporation since joining in 1978, including most recently Executive Director of e-business within the Information Services division from July 2000 until becoming Vice President, Information Services in November 2001.

Erwin Weiss	59	Mr. Weiss is Senior Vice President, Enterprise Resource Planning of American Greetings Corporation. Mr. Weiss has held various positions with American Greetings Corporation since joining in 1977, including most recently Senior Vice President, Program Realization from June 2001 to June 2003, and Senior Vice President, Specialty Business from June 2003 until becoming Senior Vice President, Enterprise Resource Planning in February 2007.

Jeffrey Weiss	44	Mr. Weiss is a director and President and Chief Operating Officer of American Greetings Corporation, a position he has held since June 2003. Prior to becoming President and Chief Operating Officer, Mr. Weiss has had various responsibilities with American Greetings Corporation since joining in 1988, including most recently, Executive Vice President, North American Greeting Card Division of American Greetings Corporation from March 2000 until June 2003. Mr. Weiss participates in a number of civic and non-profit organizations, including as a board member of WVIZ/PBS and a local synagogue. Jeffrey Weiss is the son of Morry Weiss, Chairman of the Board of American Greetings Corporation; the brother of Zev Weiss, a director and Chief Executive Officer of American Greetings Corporation; and the nephew of Erwin Weiss, Senior Vice President, Enterprise Resource Planning of American Greetings Corporation. Mr. Weiss is also a director of Offeror.

Name	Age	Principal Occupation and Employment History
Zev Weiss	41	Mr. Weiss is a director and Chief Executive Officer of American Greetings Corporation, a position he has held since June 2003. Prior to becoming Chief Executive Officer, Mr. Weiss has had various responsibilities with American Greetings Corporation since joining in 1992, including most recently, Executive Vice President, A.G. Ventures and Enterprise Management from December 2001 to June 2003. He is currently on the board of Yeshiva University (educational institution). Zev Weiss is the son of Morry Weiss, Chairman of the Board of American Greetings Corporation; the brother of Jeffrey Weiss, a director and President and Chief Operating Officer of American Greetings Corporation; and the nephew of Erwin Weiss, Senior Vice President, Enterprise Resource Planning of American Greetings Corporation.

Steven S. Willensky	53	Mr. Willensky is Senior Vice President and Executive Sales and Marketing Officer of American Greetings Corporation. Mr. Willensky was President and Chief Executive Officer of Westec Interactive, a provider of interactive security and remote monitoring systems, from 2000 until 2002. He became Senior Vice President, Executive Sales and Marketing Officer of American Greetings Corporation in September 2002.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 Shares and 2,000,000 shares of Preferred Stock. As of the close of business on December 4, 2007, there were 39,447,073 Shares outstanding and no shares of Preferred Stock outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of shareholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The following table sets forth information as of December 4, 2007 with respect to all shareholders known by the Company who beneficially own more than 5% of the Shares. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown. The information in this table is based solely on statements in filings with the SEC or other reliable information.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
California Pacific Capital L.L.C. (2) Sunra Holdings, Ltd. Joseph Waechter, Director 50 California St. Suite 1500 San Francisco, CA 94111	13,363,087	31.8

Matinicus LP (3) HZ Partners, FBO Edward Holl California Atlantic Limited, Inc. Edward Holl, Director John P. Zinn 268 Bush Street San Francisco, CA 94104	6,295,052	15.6

J. Carlo Cannell (4) Tristan Partners, L.P. P.O. Box 3459 240 E. Deloney Ave. Jackson, WY 83001	2,857,143	7.2

Alexandra Global Master Fund Ltd. (5) Alexandra Investment Management, LLC Mikhail A. Filimonov Citco Building, Wickams Cay P.O. Box 662, Road Town Tortola, British Virgin Islands	2,857,143	7.2

The Tahoma Fund L.L.C. (6) Orca Bay Capital Corporation Orca Bay Partners, L.L.C. Stanley McCammon John E. McCaw, Jr. Ross Chapin P.O. Box 21749 Seattle, WA 98111	2,733,055	6.9

*	Less than 1%.

(1)	Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after December 4, 2007. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned are subject to pledge. Calculations are based on a total of 39,447,073 Shares outstanding as of December 4, 2007.

(2)	The registered holder of these securities is Sunra Holdings, Ltd. (“Sunra”). California Pacific Capital controls Sunra and Joseph Waechter controls California Pacific Capital. The amount shown includes warrants, convertible notes and vested options to purchase 2,513,392 Shares.

(3)	Edward Holl and John P. Zinn are the managers of entities that control Matinicus LP. The amounts shown include warrants, convertible notes and vested options to purchase 799,523 Shares.

(4)	Mr. Cannell is the controlling member of Cannell Capital, LLC (“Adviser”). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited, investment adviser to Anegada Master Fund Limited, and TE Cannell Portfolio, Ltd and is the general partner of and investment adviser to Tonga Partners, L.P., Tristan Partners, L.P., and Kauai Partners, L.P.

(5)	Alexandra Investment Management LLC (“Management”) serves as investment advisor to Alexandra Global Master Fund Ltd. (“Alexandra”). By reason of such relationship, Management may be deemed to share voting and dispositive power over the Shares owned by Alexandra. Management disclaims beneficial ownership of the Shares listed as beneficially owned by Alexandra or any other person. Mr. Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the Shares listed as beneficially owned by Management or any other person.

(6)	Orca Bay Partners, L.L.C., (“Orca Bay”) is the Manager of The Tahoma Fund, L.L.C. Orca Bay Capital Corporation, Stanley McCammon, John E. McCaw, Jr., and Ross Chapin are all affiliates of Orca Bay.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY;

SECURITY OWNERSHIP OF MANAGEMENT

The following table indicates ownership of the Shares and of options, warrants and convertible notes that are currently exercisable or exercisable within 60 days of December 4, 2007 by each director of the Company, each Named Executive Officer (as defined below under “Executive Compensation”), and by all directors and executive officers as a group, all as of December 4, 2007. The address of each of the named individuals is c/o PhotoWorks, Inc., 71 Columbia Street, #200, Seattle, WA 98104.

	Age	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Directors:
Edward Holl (2)	48	6,295,052	15.6
Paul B. Goodrich (3)	61	1,385,327	3.5
Mark Kalow (4)	52	234,688	*
Joseph Waechter (5)	54	13,363,087	31.8
Andrew L. Wood	53	483,333	1.2

Additional Named Executives:
David Douglass	51	0	*
Thomas Kelley	39	0	*
Dan Zimmerman	43	207,140	*
All current directors and named executive officers as a group (8 persons)		21,999,743	50.4

*	Percent of class is less than 1%

(1)	Beneficial ownership of Shares is determined in accordance with the rules of the SEC and generally includes any Shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after December 4, 2007. Calculations are based on a total of 39,447,073 Shares outstanding as of December 4, 2007.

(2)	Mr. Holl holds options to purchase 16,250 Shares directly that are exercisable within 60 days after December 4, 2007. The remaining Shares, warrants and convertible notes are held by entities of which Mr. Holl is a controlling person.

(3)	Mr. Goodrich holds options to purchase 2,203 Shares directly that are exercisable within 60 days after December 4, 2007. The remaining Shares are held by entities of which Mr. Goodrich is a controlling person.

(4)	Includes notes convertible into 125,000 Shares and warrants to purchase 31,250 Shares held by Bruno DeLean, over which Mr. Kalow has been granted a power of attorney.

(5)	Shares, options, warrants and convertible notes are owned as follows:

	Shares	Options	Warrants	Convertible Notes
Sunra Holdings, Ltd.	7,464,178	0	1,263,392	625,000
California Pacific Capital LLC	3,385,517	0	562,500	0
Joseph Waechter	0	62,500	0	0

Mr. Waechter controls both Sunra Holdings, Ltd. and California Pacific Capital LLC.

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Paul B. Goodrich became a director in February 2000. Mr. Goodrich is a Managing Director of Madrona Venture Group, L.L.C., an early-stage venture capital firm focused on the Internet economy in the Northwest. Mr. Goodrich was formerly the Seattle Partner for a Chicago-based venture capital firm and a Partner with Perkins Coie, a Seattle law firm. He is a director of Sharebuilder Corporation.

Edward Holl became a director of the Company in October 2005. He currently serves as President of California Atlantic Limited Inc., and Managing Member of Matinicus Capital Management LLC, both private investment firms. He also serves in various advisory roles to private companies in which he invests as a private investor. Prior to this, Mr. Holl served as senior executive of Merchants Group International, a California based private equity firm. Mr. Holl has 25 years experience in the financial industry having held various executive and non-executive positions since 1982. He started his career with Bateman Eichler Hill Richard Inc. of Los Angeles, where he co-founded the firm’s first investment management group which accumulated over $1 billion in assets after three year of launch between 1986 and 1989. Mr. Holl was a Senior Vice President with Shearson Lehman Brothers between 1990 and 1993 and later on Chairman and CEO of two smaller broker dealers in northern California. Mr. Holl has held a variety of board and advisory positions since 1982. Mr. Holl received a BA from Occidental College in Los Angeles, a C.E.P. from the Institut D’Études Politiques de Paris in France and an MBA from the Anderson Graduate School of Management at the University of California, Los Angeles.

Mark L. Kalow became a director in May 2004. Mr. Kalow co-founded and served as COO and CFO at Live Picture, Inc. in 1993. He also served as Interim CEO to sell Live Picture to MGI Software (transaction closed in June 1999). More recently, Mr. Kalow co-managed the U.S. venture capital activities of a major Japanese strategic software and services investor, Trans Cosmos USA. His experience also includes management positions in finance, product management and marketing at IBM, and as vice president of telecommunications for two years at Chase Manhattan Bank.

Joseph Waechter became a director in August 2005. Mr. Waechter has served as a director and the President of Sunra Capital Holdings, Ltd., an investment firm, since May 2002. He is also the Managing Partner of California Pacific Capital, LLC. Since 1998, he has been a director of Merchants Group International, an investment firm. From 1989 to December 1997, Mr. Waechter served as Chairman and Chief Executive Officer of United Micronesia Development Association, Inc., a holding company with investments in the tourism, telecommunications and airline industries. During that period, he served as a Director of Continental Micronesia, Inc., a commercial airline. From 1994 to 1997, Mr. Waechter served as Chairman, Chief Executive Officer and a Director of Danao International Holdings, a developer of golf, hotel and resort projects in Vietnam. From 1972 to 1987, Mr. Waechter served in a number of positions with DHL Worldwide Express, an international air express delivery company, including President and Chief Executive Officer from 1983 through 1987. Mr. Waechter holds a B.A. degree from San Francisco State University.

Andrew L. Wood became a director of the Company in June 2006 and became its President and Chief Executive Officer in August 2006. Mr. Wood has over 25 years of domestic and international experience in technology-enabled service industries. He has held CEO roles for over 15 years. Since 2001 he has served as CEO of Wood-ASIO, a privately-held consulting organization providing confidential assistance to technology and service industry companies. Between 2001 and 2003 he was CEO of Shutterfly, the national leading independent photofinisher, where he streamlined operations, sharply focused company goals and guided the company to profitability well ahead of schedule. From 2003 to 2004 he was CEO of SkyBitz, a satellite tracking-

based service business, where sales traction, product stabilization and development, and channel partnerships were significant challenges. These issues were resolved, along with a new $20M round of financing that brought in Motorola as a strategic partner. From 2005 to 2006 he undertook the role of CEO of Fulmer Logistics, an agent-based third party logistics organization where a revised strategic position was required. Throughout his career, he has gained expertise in growing business operations in complex emerging markets. As CEO of Exel Logistics, he launched the North American business and successfully steered the company’s revenues to $500M in four years, along with industry leading profitability. Andy has also worked with Coca Cola in the UK, where he was part of a team charged with energizing and restructuring the UK soft drink’s market. He advises a number of companies and VC’s, as well as serving on the Board of two private companies in addition to PhotoWorks.

David Douglass joined the Company in May 2007 and serves as its Vice President and Chief Financial Officer and Corporate Secretary (effective June 15, 2007). Mr. Douglass is a partner of Tatum, LLC, an executive services firm that provides strategic and operating leadership in finance and information technology. Prior to joining Tatum, Mr. Douglass was involved in technology startups. He served as CFO of The Cobalt Group (NASDAQ: CBLT) during its final venture capital stages and IPO process. The Cobalt Group is a leading provider of internet products and services to the automotive industry. Prior to Cobalt, Mr. Douglass held various positions at PACCAR Inc (NASDAQ: PCAR), a worldwide manufacturer of transportation equipment, including the positions of Director of Internal Audit and Managing Director of Foden Trucks, based in England. Mr. Douglass earned a B.A. summa cum laude from the University of Puget Sound and a M.B.A. from the University of Washington. He also attended Duke University’s Advanced Management Program at the Fuqua School of Business. He is a certified public accountant (inactive).

Dan Zimmerman joined PhotoWorks in May 2004 after PhotoWorks acquired assets of PhotoAccess Technologies. Zimmerman, who served as Vice President of Engineering of PhotoAccess, has more than 20 years of experience in software development, Desktop Publishing, and Internet development in the software industry. Before PhotoAccess, Zimmerman worked on Internet technologies for the Core Technology team at Adobe Systems, where he was responsible for delivering key technology components for all of Adobe’s products and was a key member of the PageMaker development team at Aldus Corporation.

On January 11, 2007, the Company made available and disseminated to its shareholders the Company’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on that date (the “Proxy Statement”), with respect to the Company’s fiscal year ended September 30, 2006. Since September 30, 2006, the following changes in management and of the Company Board have occurred with respect to the material in the Proxy Statement:

Mr. Thomas Kelley, the former Vice President and Chief Marketing Officer of the Company, left the Company in February 2007.

Mr. Bruce Fischer, the former Vice President and Chief Financial Officer of the Company, left the Company in April 2007.

Mr. David Douglass joined the Company in May 2007 as Vice President and Chief Financial Officer and Corporate Secretary (effective June 15, 2007).

Accordingly, certain information in the Proxy Statement is no longer applicable and, as appropriate, has been updated herein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 6, 2007, the Company sold convertible notes and warrants in the aggregate principal amount of $1,000,000. The notes have a maturity date of September 6, 2008 and bear interest at 12.5% per annum, payable on March 6, 2008 and maturity. The notes are convertible into shares of the Company’s common stock by the holders at an initial conversion price of $.40 per share. In addition to the convertible notes, the Company also issued warrants to purchase shares of common stock. For each $1,000 principal amount of notes purchased, an investor received warrants to acquire 625 Shares at $.40 per share. The warrants expire on September 6, 2012. Entities controlled by Mr. Joseph Waechter purchased $250,000 of convertible notes and 156,250 warrants on the same terms as other investors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, certain officers and greater-than-10% shareholders (“Reporting Persons”) of all publicly-held companies to file certain reports (“Section 16 Reports”) with respect to beneficial ownership of such companies’ equity securities. Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Company’s Reporting Persons during and with respect to fiscal 2007 have been complied with on a timely basis.

CORPORATE GOVERNANCE

Director Independence; Company Board and Committee Meetings

The Company Board held a total of 4 meetings during the fiscal year ended September 30, 2007. Each of the incumbent Directors attended at least 75% of the aggregate of the total number of meetings held by the Company Board and by all committees of the Company Board on which they served.

The Company Board has determined, with the exception of Andrew L. Wood, the Company’s President and CEO, that each of the directors is independent under the standards of the Nasdaq Stock Market.

Director Nominations

The Company Board does not have a standing nominating committee, which the Company Board believes is appropriate due to the size of the Company and the Company Board and the fact that several of the Company’s significant shareholders are represented on the Company Board. The Company Board will consider written proposals from shareholders for nominees or directors as described below.

Criteria for Nomination to the Company Board. The Company Board considers the appropriate balance of experience, skills and characteristics required of the Company Board, and seeks to insure that at least a majority of the directors are independent under the rules of the Nasdaq Stock Market, and that members of the Company’s audit committee meet the financial literacy requirements under the rules of the Nasdaq Stock Market and at least one of them qualifies as an “audit committee financial expert” under the rules of the Securities and Exchange Commission. Nominees for director are selected on the basis of their depth and breadth of experience, integrity, the ability to work effectively as part of a team, understanding of the Company’s business environment, and willingness to devote adequate time to Company Board duties.

Shareholders Proposals for Nominees. The Company Board will consider written proposals from shareholders for nominees for director. Any such nominations should be submitted to the Company Board c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the name(s) and address(es) of the shareholders(s) making the nomination and the number of Shares which are owned beneficially and of record by such shareholders(s); and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the Bylaws of the Company and under the caption “Proposals of Shareholders” below.

Process for Identifying and Evaluating Nominees. The process for identifying and evaluating nominees to fill vacancies on the Company Board is initiated by conducting an assessment of critical Company and Company Board needs, based on the present and future strategic objectives of the Company and the specific skills required for the Company Board as a whole and for each Company Board Committee. A third-party search firm may be used by the Company Board to identify qualified candidates. These candidates are evaluated by the Company Board by reviewing the candidates’ biographical information and qualifications and checking the candidates’ references. Serious candidates meet with all members of the Company Board, and as many of the Company’s executive officers as practical.

The Company Board expects that a similar process will be used to evaluate nominees recommended by shareholders. However, to date, the Company has not received any shareholder’s proposal to nominate a director.

Proposals of Shareholders

The Company’s Bylaws provide that advance notice of nominations for the election of directors at a meeting of shareholders must be delivered to or mailed and received by the Company ninety (90) days prior to the date one year from the date of the immediately preceding annual meeting of shareholders or, in the case of a special meeting of shareholders to elect directors, the close of business on the 10th day following the date on which notice of such meeting is first given to shareholders. The Bylaws also provide that advance notice of proposals to be brought before an annual meeting by a shareholder must be submitted in writing and delivered to or mailed and received by the Company not later than ninety (90) days prior to the date one year from the date of the immediately preceding annual meeting of shareholders.

Each notice of a nomination or proposal of business must contain, among other things, (i) the name and address of the shareholder who intends to make the nomination or proposal; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to vote at the meeting for the proposal; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder and any material interest of such shareholder in any proposal to be submitted to the meeting; (iv) such other information regarding each nominee or proposals as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (v) with respect to any nominations, the consent of each nominee to serve as a director of the Company if elected.

A copy of the full text of the provisions of the Company’s Bylaws dealing with shareholder nominations and proposals is available to shareholders from the Secretary of the Company upon written request.

Shareholders who intend to have a proposal considered for inclusion in the Company’s proxy materials for presentation at the 2009 Annual Meeting must submit the proposal to the Company no later than September 9, 2008. Shareholders who intend to present a proposal at the 2009 Annual Meeting without inclusion of such proposal in the Company’s proxy materials are required to provide notice of such proposal to the Company no later than November 25, 2008. The Company reserves the right to reject, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements. If Offeror acquires all of the Company’s outstanding Shares as contemplated by the Offer to Purchase and the Merger, the Company will not have a 2009 Annual Meeting at which shareholders may submit proposals.

Compensation Committee

In September 2006, the Company Board established a Compensation Committee consisting of Messrs. Kalow and Waechter. The Compensation Committee is responsible for establishing the policies which govern the compensation of executive officers of the Company, setting compensation levels for the Chief Executive Officer, and reviewing the compensation packages for other executive officers recommended by the Chief Executive Officer. The Compensation Committee met 9 times during 2007. The Compensation Committee operates under a written charter setting forth the functions and responsibilities of the committee. A current copy of the charter is available on the Company’s website at www.photoworks.com under “Investor Relations-Corporate Overview.”

The Compensation Committee is responsible for establishing the policies which govern the compensation of executive officers of the Company, setting compensation levels for the President and Chief Executive Officer, and reviewing the compensation packages for other executive officers recommended by the Chief Executive Officer. The goal of the Compensation Committee in administering executive compensation is to create a compensation plan which (i) rewards individual performance, (ii) aligns the interests of the executive with the immediate and long-term interests of the shareholders of the Company, (iii) ties a significant portion of compensation to improvements in the Company’s financial performance and (iv) assists the Company in attracting and retaining key executives critical to the long-term success of the Company.

The compensation package provided to executive officers consists primarily of base salary, incentive bonus and long-term incentive in the form of stock options. The Company does not have a pension plan or deferred compensation plan for executive officers.

Base Salary. The Compensation Committee bases the combination of base salary and incentive bonus paid to the President and Chief Executive Officer on the approximate range of cash remuneration paid to executives performing similar duties for companies of comparable size in the Pacific Northwest. Although generally available data on the compensation of chief executive officers in the Pacific Northwest is considered, the experience of the members of the Compensation Committee and their knowledge of the community and industry practice have been the primary bases for this determination.

Base salaries for executive officers other than the President and Chief Executive Officer are determined annually by the President and Chief Executive Officer and reviewed by the Compensation Committee. In determining salary adjustments for executive officers, the President and Chief Executive Officer considers the individual officer’s historical performance against his or her job responsibilities and personal compensation packages provided to executives performing similar duties for companies of comparable size in the Pacific Northwest, the rate of inflation, salary adjustments to be awarded to other executive officers of the Company and other subjective factors.

The base salary and bonus arrangement for David Douglass, the Company’s Chief Financial Officer, are determined pursuant to the Company’s contract with Tatum Partners LLC, which provides Mr. Douglass’s services to the Company. Mr. Douglass does not receive any equity-based compensation.

Incentive Bonus. The Company has an annual incentive compensation plan pursuant to which executive officers and other managers, supervisory and professional personnel are eligible to receive cash bonuses based on the Company’s and their personal performance during the year (the “Incentive Plan”). The factors used in determining payments under the Incentive Plan are a specified percentage of each participant’s base salary (“eligible base salary”), his or her performance against personal performance goals, and a Company Performance Percentage comprised of target goals for the Company. The Incentive Plan sets eligible base salary percentages for the President and Chief Executive Officer at 40 percent and all other executive officers at 30 percent. The portion of each participant’s eligible base salary will be multiplied by the Company Performance Percentage for the year. Company Performance goals are determined by the Company Board at the beginning of the fiscal year and reviewed by the Compensation Committee. Subjective assessments of performance may result in adjustments in individual awards. This Plan was terminated commencing in fiscal 2007.

Stock Option Plans. The Compensation Committee administers the Company’s stock option plans under which options to purchase Shares may be granted in an effort to align the interests of management with those of shareholders and provide a reward for long-term performance. Options granted by the Company are generally granted with an exercise price equal to the market price of the Company’s stock on the date of grant. Accordingly, options will have value to the holder only if the Company’s stock price increases beyond the grant price. Outstanding options generally become exercisable at a rate of 25% to 33% per year. All grants are subject to possible acceleration of vesting in connection with certain events leading to a change in control of the Company. Options are granted from time to time to executive officers and other management and supervisory personnel based on recommendations of the President and Chief Executive Officer. The number of Shares subject to each grant is set at a level intended to create a meaningful opportunity for stock ownership based on the executive officer or employee’s current position with the Company, the base salary associated with that position, and the executive officer or employee’s personal performance in recent periods. The Compensation Committee also takes into account the number of vested and unvested options held by the executive officer or employee in order to maintain an appropriate level of equity incentive for that executive officer or employee. However, the Compensation Committee does not adhere to any specific guidelines as to the relative option holdings of the Company’s executive officers or employees.

Compensation of President and Chief Executive Officer. Andrew L. Wood became President and Chief Executive Officer in August 2006. His base salary in fiscal 2007 was $250,000. Mr. Wood was eligible for an annual bonus of up to 50% of his base salary based on meeting targets tied to revenue growth and earnings. In November 2007, Mr. Wood was awarded a cash bonus of $125,000 for his success in connection with the acquisition of the Company by American Greetings Corporation. This bonus is payable upon consummation of that transaction.

Under the Omnibus Budget Reconciliation Act of 1993, the federal income tax deduction for certain types of compensation paid to the chief executive officer and four other most highly compensated executive officers of publicly held companies is limited to $1 million per officer per fiscal year unless such compensation meets certain requirements. The Compensation Committee is aware of this limitation and believes no compensation paid by the Company during fiscal 2008 will exceed the $1 million limitation.

Shareholder Communications with the Company Board

Generally, shareholders who have questions or concerns should contact our Investor Relations department at 206-281-1390. However, shareholders who wish to address questions or concerns regarding our business directly with the Company Board, or any individual director, should direct questions in writing to PhotoWorks, Inc., Attention: Corporate Secretary, 71 Columbia Street, #200, Seattle, Washington 98104. Questions and concerns will be forwarded directly to the appropriate directors.

Audit Committee

The Company Board has an Audit Committee which consists of Messrs. Kalow and Holl. The Company Board has determined that Mr. Kalow is qualified as an audit committee financial expert. The Committee is governed by a charter adopted by the Company Board on May 30, 2000. A current copy of the charter is available on the Company’s website at www.photoworks.com under “Investor Relations-Corporate Overview.” Pursuant to the charter, the function of the Audit Committee is:

•	to provide the opportunity for direct communication between the Company Board and the Company’s internal and external auditors;

•	to monitor the design and maintenance of the Company’s system of internal accounting controls;

•	to select, evaluate and replace the external auditors;

•

to review the results of internal and external audits as to the reliability and integrity of financial and operating information and the systems established to monitor compliance with the Company’s policies, plans and procedures and with laws and regulations; and

•	to review the relationships between the Company and the external auditors to ascertain the independence of the external auditors.

The Audit Committee held 6 meetings during fiscal 2007.

Audit Committee Report*

The Audit Committee of the Company Board consists of Messrs. Kalow and Holl. The Company Board has determined that Messrs. Holl and Kalow are independent with respect to membership on the Audit Committee, based on the definition of independence used by the NASDAQ Stock Market.

The following is a report of the Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended September 30, 2006, which include the consolidated balance sheets of the Company as of September 30, 2006 and September 24, 2005, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the two years in the period ended September 30, 2006, and the notes thereto. The Audit Committee has reviewed and discussed the Company’s audited financial statements with management.

The Audit Committee has discussed with Williams & Webster, P.S., the Company’s independent accountants, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of the Company’s financial statements.

The Audit Committee has also received written disclosures and the letter from Williams & Webster, P.S. required by Independence Standards Board Standard No. 1 (which relates to the accountant’s independence from the Company and its related entities) and has discussed with Williams & Webster, P.S. its independence from the Company.

Based on the review and discussions referenced to above, the Audit Committee recommended to the Company Board that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Mark A. Kalow

Edward Holl

*	The material in this report is not “solicitation material,” is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

EXECUTIVE COMPENSATION

The following tables and descriptive materials set forth information concerning compensation earned for services rendered to the Company by the President and Chief Executive Officer (the “CEO”), the Chief Financial Officer and the Company’s next most highly compensated executive officers for fiscal 2007 whose total compensation for fiscal 2007 exceeded $100,000. Collectively, together with the CEO, these are the “Named Executive Officers.”

Summary Compensation Table

The following table sets forth information concerning compensation earned for services rendered to the Company by the Named Executive Officers.

Name and Principal Position	Year	Salary	Bonus		Option Awards (4)	All Other Compensation		Total
Andrew L. Wood – President, Chief Executive Officer & Director	2007	$250,000	$0		$77,886	$47,714	(5)	$375,600

David Douglass – Vice President & Chief Financial Officer, Corporate Secretary	2007	$116,308	$19,508	(1)	$0	$0		$135,816

Thomas Kelley – Vice President/Chief Marketing Officer	2007	$158,697	$40,105	(2)	$33,930	$0		$232,732

Daniel Zimmerman – Vice President of Engineering	2007	$164,423	$18,078	(3)	$25,723	$0		$208,224

(1)	Bonus awarded at the discretion of the Compensation Committee based on achievement of goals and objectives. Refer to discussion under “Compensation Committee – Incentive Bonus.”

(2)	Bonus awarded at the discretion of the Compensation Committee based on achievement of Company goals and objectives. Refer to discussion under “Compensation Committee – Incentive Bonus.”

(3)	Bonus awarded at the discretion of the Compensation Committee based on achievement of Company goals and objectives. Refer to discussion under “Compensation Committee – Incentive Bonus.”

(4)	The value of the stock and option awards has been computed in accordance with Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment,” which requires that we recognize as compensation expense the value of all stock-based awards, including stock options, granted to employees in exchange for services over the requisite service period, which is typically the vesting period. See Stock Option Valuation Expense of Note 2 of the condensed notes to the Company’s consolidated interim financial statements in the Company’s Quarterly Report on Form 10-QSB filed with the SEC on August 13, 2007 for a discussion of assumptions made by the Company in determining the FAS 123R values of its equity awards.

(5)	Mr. Wood’s employment agreement authorizes the reimbursement of certain expenses associated with housing in Seattle and the travel to and from his home in San Francisco, CA. Refer to Item 3(a) – Employment Agreements – of the Schedule 14D-9.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers at the end of fiscal 2007:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date
Andrew L. Wood (1)	25,000	50,000	0.31	6/21/2016
President, Chief Executive Officer & Director	260,417	239,583	0.60	8/16/2011
	100,000	300,000	0.51	10/16/2001
TOTAL	385,417	589,583

David Douglass	0	0	N/A	N/A
Vice President & Chief Financial Officer, Corporate Secretary

Daniel Zimmerman (2)	17,083	2,917	0.71	5/3/2011
Vice President of Engineering	7,875	2,625	0.05	10/18/2011
	99,823	29,677	0.71	8/31/2015
	15,000	25,000	0.42	4/26/2016
	33,394	100,181	0.51	10/16/2011
	3,083	33,917	0.26	6/4/2012
TOTAL	176,258	194,317

Thomas Kelley (2)	8,333	1,667	0.71	6/1/2011
Vice President; Chief Marketing Officer	25,000	5,000	0.71	6/1/2011
	154,167	45,833	0.71	8/31/2015
	40,073	120,218	0.51	10/16/2011
TOTAL	227,573	172,718

(1)

The initial option grant to Mr. Wood vested at the rate of 25% on the date of grant, with remainder vesting in equal monthly installments over 48 months. The additional option grants to Mr. Wood vested at the rate of 1/48th of the total number of option shares per month, with such option shares fully vested 4 years from the date of grant.

(2)

The initial option grant to each of Mr. Zimmerman and Mr. Kelley vested at the rate of 25% 1 year from the date of grant, with remainder vesting in equal monthly installments over the following 36 months. The additional option grants to Mr. Zimmerman and Mr. Kelley vested at the rate of 1/48th of the total number of option shares per month, with such option shares fully vested 4 years from the date of grant.

Potential Payments Upon Termination or Change In Control

Pursuant to an employment agreement with the Company, upon termination of the employment of Andrew L. Wood, the Company’s President and CEO, by the Company other than for “cause” or his resignation for “good reason,” Mr. Wood will be entitled to six months’ base salary as a severance payment. The payment of any such severance payments to Mr. Wood is conditioned on his signing a general release of the Company. On November 27, 2007, the Company Board also awarded Mr. Wood, a cash bonus payment of $125,000, payable upon closing of the transactions contemplated by the Merger Agreement.

Director Compensation

The following table summarizes compensation paid to non-employee directors during fiscal 2007.

Name	Fees Earned or Paid in Cash	Option Awards (1) (2)	All Other Compensation	Total
Joseph Waechter	$0	$8,146		$8,146
Edward Holl	$0	$960		$960
Paul Goodrich	$0	$724		$724
Mark Kalow	$19,500	$11,456		$30,956

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year in accordance with FAS 123R. See Stock Option Valuation Expense of Note 2 of the condensed notes to the Company’s consolidated interim financial statements in the Company’s Quarterly Report on Form 10-QSB filed with the SEC on August 13, 2007 for a discussion of assumptions made by the Company in determining the FAS 123R values of its equity awards.

(2)	As of the end of fiscal 2007, Mr. Waechter held options to purchase an aggregate of 200,000 Shares, Mr. Holl held options to purchase an aggregate of 60,000 Shares, Mr. Goodrich held options to purchase an aggregate of 6,250 Shares and Mr. Kalow held options to purchase an aggregate of 150,000 Shares.

Each independent director receives an annual retainer of $10,000 and a fee of $1,000 per board meeting attended in person and $200 for each board meeting attended telephonically. The Chair of the Audit Committee receives an additional annual retainer of $5,000. Members of the Audit Committee who are independent receive a fee of $1,000 per meeting attended in person and $200 per meeting attended telephonically. Messrs. Waechter, Holl and Goodrich agreed to serve without cash compensation during fiscal 2007.

On November 1, 2006, the Company Board approved grants of stock options to two directors, Mr. Joseph Waechter and Mr. Mark Kalow. The options were granted pursuant to the Company’s 2005 Equity Incentive Plan. Mr. Waechter received a grant of options to purchase 200,000 Shares and Mr. Kalow received a grant of options to purchase 60,000 Shares. The exercise price is $.35, which was the fair market value on the date of grant. The options vest ratably on a quarterly basis over a four year period. For Mr. Waechter, options to purchase 37,500 Shares were vested immediately upon grant. The options expire on November 1, 2011.

On May 21, 2007, the Company Board approved a grant of stock options to purchase 60,000 Shares to director Mr. Edward Holl. The exercise price is $.35, which was the fair market value on the date of grant. The options vest ratably on a monthly basis through January 2011 and expire on May 21, 2012. The options were granted pursuant to the Company’s 2005 Equity Incentive Plan.

Annex II

NEWFORTH PARTNERS LLC

101 S. Ellsworth Avenue, Suite 201

San Mateo, CA 94401

CONFIDENTIAL

November 27, 2007

Board of Directors

PhotoWorks, Inc.

71 Columbia St. Suite #200

Seattle, WA 98104

To the Board of Directors:

We understand that American Greetings Corporation, an Ohio corporation (“AG” or “Parent”), Photo Merger Corp., a Washington corporation and a wholly owned subsidiary of Parent (“Subcorp”), and PhotoWorks, Inc., a Washington corporation (“PhotoWorks”) propose that, on the terms and subject to the conditions set forth in that certain draft Agreement and Plan of Merger dated as of November 13, 2007, furnished to us by PhotoWorks on November 13, 2007 (the “Agreement”), Subcorp shall commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding common shares, par value $0.01, of PhotoWorks (the “PhotoWorks Common Shares”) at a price per share equal to 59.5 cents to the sellers in cash without interest (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”).

The terms and conditions of the foregoing transaction (the “Merger Transaction”) are more fully detailed in the Agreement.

Pursuant to a November 9, 2007 engagement letter with Newforth Partners LLC (“Newforth”), the Board of Directors of PhotoWorks has requested an opinion as to whether the consideration to be received in the Merger Transaction is fair, from a financial point of view, to the holders of the PhotoWorks Common Shares. Newforth’s engagement relates only to the expression of our opinion and none of our fee is conditioned on the completion of the Merger Transaction.

Newforth focuses on providing merger and acquisition advisory services to technology companies. In this capacity, we are continually engaged in valuing such businesses, and we subscribe to various databases of mergers and acquisitions for comparative purposes.

In rendering our opinion, we have, among other things:

1.)	reviewed the terms of the Agreement, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

2.)	reviewed the PhotoWorks quarterly report on Form 10-Q for the period ended June 30, 2007, including the unaudited financial statements included therein;

3.)	reviewed the PhotoWorks annual report on Form 10-K for the period ended September 30, 2006;

4.)	reviewed certain PhotoWorks unaudited financial statements prepared by management for the period ended September 30, 2007;

5.)	reviewed certain internal financial and operating information concerning PhotoWorks, including quarterly projections through September 30, 2008, relating to PhotoWorks, prepared and furnished to us by PhotoWorks management;

6.)	participated in discussions with PhotoWorks management concerning the operations, business strategy, current financial performance and prospects for PhotoWorks;

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7.)	discussed with PhotoWorks management its view of the strategic rationale for the Merger Transaction;

8.)	reviewed the recent reported closing prices and trading activity through November 26, 2007 for PhotoWorks common stock, and compared such prices and activity to the closing prices and trading activity through November 26, 2007 of the securities of companies we believe to be comparable;

9.)	compared certain aspects of the financial performance of PhotoWorks with that of public companies we deemed comparable;

10.)	analyzed publicly available information concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger Transaction; and,

11.)	conducted other financial studies, analyses and investigations, as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) listed above. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of PhotoWorks as to the future performance of PhotoWorks. We have assumed there has been no material change in the assets, financial condition or prospects of the PhotoWorks since the date of the most recent financial statements made available to us.

Our opinion does not constitute a view regarding the solvency of PhotoWorks or AG prior to or subsequent to the Merger Transaction. Newforth has performed no procedures to determine the solvency of PhotoWorks or AG. As such, this Opinion does not constitute a solvency opinion, and should not be relied upon for such purposes.

We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Our opinion does not address, and should not be construed to address, either the underlying business decision to effect the Merger Transaction or whether the consideration to be received by the stockholders in the Transaction represents the highest price obtainable. We have made no independent investigation of any legal or accounting matters that may affect PhotoWorks or the Merger Transaction. We express no view as to the federal, state or local tax consequences of the Merger Transaction.

Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of the PhotoWorks Common Shares in the Merger Transaction is fair, from a financial point of view, to such stockholders.

For purposes of this opinion, we have assumed that neither PhotoWorks nor AG is currently involved in any material transaction other than the Merger Transaction. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which PhotoWorks common stock will trade at any time.

We will receive a fee as compensation for our services in rendering this opinion.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of PhotoWorks in connection with the Merger Transaction. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld.

Yours sincerely,

/s/ Newforth Partners LLC
Newforth Partners LLC

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